June 25, 2019

Jeffrey Thompson
Chief Executive Officer
TimefireVR, Inc.
1607 Ponce de Leon Ave, Suite 407
San Juan, PR 00909

       Re: TimefireVR, Inc.
           Preliminary Information Statment on Schedule 14C
           Filed May 24, 2019
           File No. 000-31587

Dear Mr. Thompson:

        We have reviewed your June 13, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to the comment in our June 7, 2019 letter.

Preliminary Information Statement on Schedule 14C

General

1. We note your response to our prior comment regarding the applicability of Note A of
      Schedule 14A. Please revise to provide a description of the business acquired and limited financial information, including revenues, net income (loss), assets, and liabilities.
 Jeffrey Thompson
FirstName LastNameJeffrey Thompson
TimefireVR, Inc.
Comapany NameTimefireVR, Inc.
June 25, 2019
Page 2
June 25, 2019 Page 2
FirstName LastName
       You may contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Edwin Kim,
Attorney-Advisor, at (202) 551-3297 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Information
Technologies
                                                        and Services
cc:      Joe Lexague, Esq.